UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                               (Amendment No. __)

                            JB OXFORD HOLDINGS, INC.
                            ------------------------
                              (Name of the Issuer)

                            JB OXFORD HOLDINGS, INC.
                            ------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, $.01 par value per share
                            ------------------------
                         (Title of Class of Securities)

                                    466107208
                            ------------------------
                      (CUSIP Number of Class of Securities)

                        Barry S. Fischer, General Counsel
                       15165 Ventura Boulevard, Suite 330
                         Sherman Oaks, California 91403
                                 (818) 907-6580
                            ------------------------
      (Name, Address, and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.

c. |_| A tender offer.

d. |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            Calculation of Filing Fee
                            ------------------------
           Transaction Valuation*                  Amount of Filing Fee
                 $450,000                                  $90

* For purposes of calculating the fee only, this amount assumes the acquisition of 152,027 shares of common stock of JB Oxford Holdings, Inc. for $2.96 per share in cash in lieu of fractional shares issuable in a reverse stock split. No securities are being acquired for non-cash consideration The amount of the filing fee equals 0.0002 times the aggregate transaction value.

|_| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $______________       Filing Party: ____________________

Form or Registration No.:  _____________      Date Filed: _________________

                                  INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by JB Oxford Holdings, Inc. ("JBOH") pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder. JBOH is submitting to its shareholders a proposal to approve and adopt Articles of Amendment to its Articles of Incorporation providing for a one-for-100 reverse stock split of JBOH's common stock, and a cash payment in lieu of the issuance of any resulting fractional shares of common stock (the "Reverse Split"). The Reverse Split proposal is upon the terms and subject to the conditions set forth in JBOH's Information Statement for its special meeting of shareholders, a copy of which was filed under cover of Schedule 14C filed with the Securities and Exchange Commission simultaneously with this filing and is incorporated herein by reference in its entirety.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1. Summary Term Sheet.

The required information is incorporated herein by reference to the section in the information statement entitled "Summary Term Sheet."

Item 2. Subject Company Information.

(a) The name of the subject company and the address and telephone number of its principal executive offices are : JB Oxford Holdings, Inc., 15165 Ventura Boulevard, Suite 330, Sherman Oaks, California 91403, (818) 907-6580.

(b) As of June 30, 2005, there were outstanding 3,580,119 shares of JBOH's Common Stock, par value $.01 per share.

(c) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Market And Price Of Common Stock."

(d) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Dividends."

(e) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Sales And Purchases Of The Common Stock By Us And Our Affiliates."

(f) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Sales And Purchases Of The Common Stock By Us And Our Affiliates."

Item 3. Identity and Background of Filing Person.

(a) The filing person is the subject company, JB Oxford Holdings, Inc. The required information concerning the name and address of each person specified in Instruction C to the schedule is incorporated herein by reference to the section of the information statement entitled "Additional Information-Directors and Executive Officers."

(b) Not applicable.

(c) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Directors and Executive Officers."

Item 4. Terms of the Transaction.

(a) The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split."

(c) Not applicable.

(d) The required information is incorporated herein by reference to the sections of the information statement entitled "Summary Term Sheet-Dissenters' Rights" and " The Reverse Stock Split-Rights of Dissenting Shareholders."

(e) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Provisions for Unaffiliated Shareholders."

(f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Past Contracts, Transactions, Negotiations And Agreements."

(b) Not applicable.

(c) Not applicable.

(e) Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) The fractional shares of common stock acquired as a result of the reverse stock split will be cancelled.

(c)   (1) Not applicable.

      (2) Not applicable.

      (3) Not applicable.

      (4) Not applicable.

      (5) Not applicable.

      (6) The required information is incorporated herein by reference to the sections of the information statement entitled "Summary Term Sheet-Effects of the Reverse Stock Split" and "The Reverse Stock Split-Special Factors--Effects of the Reverse Stock Split."

      (7) The required information is incorporated herein by reference to the sections of the information statement entitled "Summary Term Sheet-Effects of the Reverse Stock Split" and "The Reverse Stock Split-Special Factors--Effects of the Reverse Stock Split."

      (8) The required information is incorporated herein by reference to the sections of the information statement entitled "Summary Term Sheet-Effects of the Reverse Stock Split" and "The Reverse Stock Split-Special Factors--Effects of the Reverse Stock Split."

Item 7. Purposes, Alternatives, Reason and Effects.

The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split-Special Factors."

Item 8. Fairness of the Transaction.

(a) The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split-Special Factors--Background Of The Transaction; Alternatives Considered; Fairness of the Transaction."

(b) The required information is incorporated herein by reference to the sections of the information statement entitled "The Reverse Stock Split-Special Factors--Background Of The Transaction; Alternatives Considered; Fairness of the Transaction" and "The Reverse Stock Split-Special Factors--Substantive and Procedural Factors Considered by the Board of Directors as to the Fairness of the Reverse Stock Split Reasons for the Reverse Stock Split."

(c) The required information is incorporated herein by reference to the sections of the information statement entitled "The Special Meeting-Quorum; Vote Required to Approve the Reverse Stock Split" and "The Reverse Stock Split-Special Factors--Substantive and Procedural Factors Considered by the Board of Directors as to the Fairness of the Reverse Stock Split Reasons for the Reverse Stock Split."

(d) The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split-Special Factors--Substantive and Procedural Factors Considered by the Board of Directors as to the Fairness of the Reverse Stock Split Reasons for the Reverse Stock Split."

(e) The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split-Special Factors--Substantive and Procedural Factors Considered by the Board of Directors as to the Fairness of the Reverse Stock Split Reasons for the Reverse Stock Split."

(f) Not applicable.

Item 9. Reports, Opinion, Appraisals and Negotiations.

(a) The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split-Special Factors-Fairness Opinion of Capitalink, L.C."

(b) The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split-Special Factors-Fairness Opinion of Capitalink, L.C."

(c) The opinion of Capitalink, L.C. is attached as Appendix B to the information statement.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Source and Amounts of Funds and Expenses."

(b) Not applicable.

(c) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Source and Amounts of Funds and Expenses."

(d) Not applicable.

Item 11. Interest in Securities of the Subject Company.

(a) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Beneficial Stock Ownership Of Certain Shareholders and Management."

(b) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information- Sales And Purchases Of The Common Stock By Us And Our Affiliates."

Item 12. The Solicitation or Recommendation.

(d) The required information is incorporated herein by reference to the sections in the information statement entitled "Summary Term Sheet-The Special Meeting; Vote Required" and "The Reverse Stock Split-Special Factors--Substantive and Procedural Factors Considered by the Board of Directors as to the Fairness of the Reverse Stock Split Reasons for the Reverse Stock Split."

(e) The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split-Recommendation of the Board of Directors."

Item 13. Financial Statements.

(a) The required information is incorporated herein by reference to the section of the information statement entitled "Additional Information-Financial Information" and to the Consolidated Statements of Financial Condition as at March 31, 2005, and Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the quarter ended March 31, 2005, together with the Notes thereto, contained in Item 1 of the Quarterly Report on Form 10-Q of JBOH for the quarter ended March 31, 2005, as filed with the SEC, and the Consolidated Statements of Financial Condition as at December 31, 2004, and 2003, and Consolidated Statements of Operations, Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003, together with the Notes thereto, contained in Item 8 of the Annual Report on Form 10-K of JBOH for the year ended December 31, 2004, as filed with the SEC, all of which are incorporated herein by this reference thereto. Such financial statements are available for inspection and copying at our principal executive offices during regular business hours by any interested shareholder, or a representative who has been so designated in writing, and may be inspected and copied, or obtained by mail, by written or oral request directed to Barry S. Fischer, our General Counsel and Corporate Secretary, 15165 Ventura Boulevard, Suite 330, Sherman Oaks, California 91403, telephone: (818) 907-6580. Copies of such reports may be copied (at prescribed rates) at the public reference facilities maintained by the SEC at these facilities currently located at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and may be relocated by the SEC in the near future. For further information concerning the SEC's public reference rooms, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC's Internet website at http://www.sec.gov.

(b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

(b) Not applicable.

Item 15. Additional Information.

Not applicable.

Item 16. Exhibits.

(a) The information statement is attached as Exhibit A hereto.

(b) Not applicable.

(c) Opinion of Capitalink, L.C., dated May 27, 2005 (incorporated herein by reference to Appendix B to the information statement).

(d) Not applicable.

(f) The required information is incorporated herein by reference to the section of the information statement entitled "The Reverse Stock Split-Rights of Dissenting Shareholders."

(g) Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       JB OXFORD HOLDINGS, INC.



                                       By:
                                           -------------------------------------
                                       Name:  C. L. Jarratt
                                       Title: Chief Executive Officer


Date: July __, 2005